

March 10, 2011

By facsimile to (678) 489-6614 and U.S. Mail

Mr. Kenneth Rakestraw
President
The Forsythe Group Two, Inc.
1061 Highway 92 N.
Fayetteville, GA 30214

Re: Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
        Current Report on Form 8-K dated July 27, 2010 and filed July 29, 2010
        File No. 0-53107

Dear Mr. Rakestraw:

        We have completed our review of your Form 8-K and related filings and have no further
comments at this time.

        If you have questions about our review of these filings, you may contact Tracey L.
Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at
(202) 551-3355 for questions on the financial statements and related matters. You may contact
Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202)
551-3338 for any other questions.

                                        Very truly yours,

                                        Pamela A. Long
                                        Assistant Director